

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Phillip M. Fernandez
President and Chief Executive Officer
Marketo, Inc.
901 Mariners Island Blvd., Suite 200
San Mateo, California 94404

> **Re: Marketo, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2013**
> **File No. 333-193025**

Dear Mr. Fernandez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your Form 8-K filed December 19, 2013, indicates that your acquisition of Insightera was a significant acquisition as that term is used in Item 2.01 of Form 8-K. The Form 8-K also indicates that you intend to file financial statements and pro forma information pursuant to Rule 3-05 and Article 11 of Regulation S-X in connection with the Insightera acquisition. In light of the foregoing, please tell us how you appear to have concluded that the Insightera acquisition agreement is not a material agreement. In this regard, we note that the Form 8-K filed on December 12, 2013, announcing entry into the acquisition agreement was filed pursuant to Item 8.01 instead of Item 1.01 of Form 8-K, and the acquisition agreement is not filed as an exhibit to your registration statement.

2. Further to the above comment, to the extent the acquisition of Insightera is material to the company, please tell us what consideration you gave to expanding or modifying

disclosure in the risk factor, business and MD&A sections of your registration statement to disclose known, material effects of and uncertainties resulting from this acquisition.

Executive Compensation, page 110

3. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K with respect to your last fiscal year ended December 31, 2013. Correspondingly, please update your disclosure pursuant to Item 404 of Regulation S-K as applicable, including any required disclosure relating to transactions with related persons since the beginning of your last fiscal year.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4. Please file as exhibits the agreements relating to the acquisition of Insightera, including the Share Purchase Agreement dated December 11, 2013, that you describe in the filing. Refer to paragraphs (b)(2) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor at (202) 551-3483 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
       Tony Jeffries
       Wilson Sonsini Goodrich & Rosati Professional Corporation